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Creating a new class of drugs to address incurable autoimmune diseases

PITCH VIDEO INVESTOR PANEL



entelexo.com Irvine CA

Technology Science Moonshots Healthcare Bio Tech

OVERVIEW UPDATES WHAT PEOPLE SAY 8 ASK A QUESTION 1

Highlights

1. >$1M raised to date, plus $310k on the same terms
2. CEO led the 1st clinical trials in the world evaluating exosomes as a treatment for autoimmune disease
3. Targeting 25M affected by immune-mediated diseases in US, equal to ~$150B in medical costs/year
4. Our intellectual property is patent-protected (patent owned by the Company)
5. Raising $2M for pre-clinical product development and IND enabling animal studies

Our Team



Milad Riazifar CEO

Exosome biologist with 10+ years of experience in exosome research and clinical development. Led the first clinical trial using exosomes in autoimmune disease to treat Type 1 Diabetes.



Todd Schurr COO

Multidisciplinary engineer with biomanufacturing experience. His expertise in cGMP manufacturing and process automation are key to streamlining the regulatory approval process.



Cameron Taylor CTO



Cameron Taylor

Biomedical engineer with extensive experience in stem cell biology and protein engineering. His expertise in gene editing is key to the development of the technology platform.

Pitch





ENTELEXO
BIOTHERAPEUTICS
Creating a New Class of Drugs to Address Incurable Autoimmune Diseases

EXOSOMES PROVEN EFFECTIVE IN MS
Mouse Model of Multiple Sclerosis Demonstrates Exosome Efficacy in Treating Autoimmune Disease
2

THE FOUNDERS
Milad Riazifar, Ph.D.
CEO
Exosome Expert
Cameron Taylor, M.S.E.
CTO
Protein Engineer
Todd Schurr, B.S.
COO
Biomanufacturing
UCI
City of Hope.
AMGEN
ULP UNIVERSITY LAB PARTNERS
WILSON SONSINI
Y
AMERICA'S SBDC CALIFORNIA
UCI Beall Applied Innovation
3

























NEW DISCOVERIES HAVE MADE THIS POSSIBLE
Our Founder's Research Demonstrates the Potential of Exosomes as Therapeutics in Autoimmunity
• Exosomes were discovered to play a role in cell communication in 2007 by Jan Lötvall
• Jan was Milad's Ph.D. Co-Advisor
• In 2017, Milad first proved the feasibility of exosomes as therapeutics in a Multiple Sclerosis Murine Model
ACS NANO
ARTICLE
Stem Cell-Derived Exosomes as Nanotherapeutics for Autoimmune and Neurodegenerative Disorders



- In 2018, Milad led the first clinical trial using exosomes in autoimmune disease to treat Type 1 Diabetes



Further
Stem Cell Extracellular
Vesicles: Extended Messages
of Regeneration
Milad Riazifar, Egest J. Pone, Jan Lötvall, and Weian Zhao

SPECIFICITY BY DESIGN

Proprietary Exosome Engineering Platform Enables Us to Target a Variety of Autoimmune Diseases



T Cell
Dendridic Cell
B Cell
Entelexo
Exosome

MASSIVE MARKET POTENTIAL

Exosome Stability Allows Us to Formulate the Final Product into Multiple Modalities



$150B

25M Americans

Autoimmune Disease Market Size



Eye Drop
Injectable
Topical
Inhalable







WE WILL START WITH EYE DISEASE

Targeting Ocular Inflammatory Conditions Will Enable the Quickest Path to Clinic

- Dry Eye Disease (DED) and Sjogren's Syndrome (SS) are similar diseases and have a combined market size of **$8.3B**
- We can service **$5.5B** of this market, treating **12.6M Americans**
- Entelexo can market additional pipeline projects being developed internally or license them out to Big Pharma
  - Psoriasis, MS, Rheumatoid Arthritis, GvHD and Transplantation, and Traumatic Brain Injury (TBI)

CHANGING THE WAY WE TREAT DISEASE

Novel Mechanism of Action Gives us an Advantage Over Current Therapies



Trigger
Immune Cells
Cytokine Storm
Inflammation Symptoms
Exosomes
Biologics/
Current Treatments
Put out the Fire
Manage the Smoke

Treating the root cause of the disease as opposed to managing symptoms

RAPID PRODUCT SCREENING

Predictive Models Developed with Diseased Patient Cells



Diseased Patient Blood
Feedback Loop
Data Analysis
Exosome Combinations
Isolated Immune Cells
Efficacy Evaluation Model

INTELLECTUAL PROPERTY

Comprehensive Filings Ensure Coverage of Technology and Licensing Opportunities

- PCT Application No. PCT/US2020/038816
  - Discloses engineering platform, **no blocking IP identified**
  - Claims deemed **novel** by International Searching Authority
- Provisional Application US 63/127,827
  - 20+ indications disclosed in detail
    - **Licensing opportunities**
  - Next-generation platform designs

WILSON SONSINI

DISTINCT FROM THE COMPETITION

Our Technology Differentiates Us from Existing Exosome Engineering Competitors







CODIAK evox ENTELEXO BIOTHERAPEUTICS

- **Therapy Inside**
- **RNA, Gene Therapy**
- **Cancer, Rare Diseases**

- **Therapy Outside**
- **Ligands**
- **Autoimmune Diseases**

RAISING **$2M** TO MEET MILESTONES



July 2020
November 2020
May 2021
September 2022
OODA Loop
Set Up Lab
Product Development
In Vitro Optimization
IND Enabling Animal Studies
Phase I Clinical Trials
Initial Raise ($150k)
SAFE Notes ($278k)
YC Investment ($125k)
Seed Raise ($2M)
Series A Raise
June 2020
October 2020
December 2020
May 2021

*The above slide contains forward-looking projections that are not guaranteed.

** A max of $1.07M of the $2M goal will be sourced from Wefunder



Downloads

Entelexo MS Mouse.mp4